United States
Securities and Exchange Commission
Washington, D.C.  20549

Form 12b-25

Notification of Late Filing

(Check one):
[  ] Form 10-K      [  ] Form 20-F       [  ] Form 11-K
[  ] Form 10-Q      [  ] Form N-SAR                [X ] Form N-CSR

For the Period Ended:  November 30, 2017

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant

    Starboard Investment Trust

Former Name if Applicable

Address of Principal Executive Office (Street & Number)

116 S. Franklin Street
Rocky Mount, North Carolina 27804

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

	(a)	the reasons described in reasonable detail in Part III of thisform could not be eliminated without unreasonable effort or expense.

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form NCSR, or portion thereof, will be filed on or before the fifteenth day following the prescribed due date; or the subject quarterly report or transition report on form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant was unable to file its Annual Report on Form N-CSR with respect to the Sirius S&P Strategic Large Cap Allocation Fund for the fiscal period ended September 30, 2017 within the prescribed time period without unreasonable effort or expense due to a change in accounting software that has resulted in delays related to audit reporting.

Part IV - Other Information

(1)     Name and telephone number of person to contact in regard to this notification

Matthew J. Beck (252) 984-3802

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment  Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been  filed?  If answer no, identify report(s).

[  ] Yes     [ X  ]  No

On May 31, 2017, the Registrant filed a Form 12b-25 notifying the Commission that its Form N-SAR would be filed after the required filing date.

On August 1, 2017, the Registrant filed a Form 12b-25 notifying the Commission that its Form N-SAR would be filed after the required date.

On November 30, 2017, the Registrant filed Forms 12b-25 notifying the Commission that its Forms N-SAR would be filed after the required date.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject  report or portion thereof?

[  ] Yes     [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons  why a reasonable estimate of the results cannot be made.

Starboard Investment Trust
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 9, 2018        By:  /s/ Ashley E. Harris, Treasurer